UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ABIOMED, INC.

(Name of Subject Company)

ATHOS MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

JOHNSON & JOHNSON

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

003654100

(CUSIP Number of Class of Securities)

Nicholas Antoun

Johnson & Johnson

One Johnson & Johnson Plaza

New Brunswick, NJ 08933

(732) 524-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Robert I. Townsend, III

George Schoen

Sanjay Murti

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on November 15, 2022, by Athos Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), and Johnson & Johnson. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ABIOMED, Inc., a Delaware corporation (“ABIOMED”), at a price of $380.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Cash Amount”), plus one non-tradeable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive contingent payments of up to $35.00 per Share in cash, without interest and less any required withholding taxes, in the aggregate, upon the achievement of specified milestones (the Cash Amount plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 15, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to extend the expiration time of the tender offer.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“On December 14, 2022, Purchaser announced an extension of the Expiration Time until 11:59 p.m., New York City time, on December 21, 2022, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on December 13, 2022.

The Depositary has advised Purchaser that, as of 6 p.m., New York City time, on December 13, 2022, approximately 19,279,461 Shares have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 42.75% of the outstanding Shares.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(G) and incorporated herein by reference.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

All references to “11:59 p.m., New York City time, on December 13, 2022” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “11:59 p.m., New York City time, on December 21, 2022.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Press Release issued by Johnson & Johnson, dated December 14, 2022

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON

By	/s/ Marc Larkins
	Name:	Marc Larkins
	Title:	Corporate Secretary
	Date:	December 14, 2022

ATHOS MERGER SUB, INC.

By	/s/ Susan Morano
	Name:	Susan Morano
	Title:	President and Chief Executive Officer
	Date:	December 14, 2022